125 High Street Oliver Tower, Suite 901 Boston, MA 02110

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Joy Mateo (mateom@sec.gov)

Re:	Eastern Bankshares, Inc. Registration Statement on Form S-4 CIK No. 0001810546 File No. 333-288117 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-288117) filed by Eastern Bankshares, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2025, as amended (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 8:00 a.m. Eastern Time on Friday, June 27, 2025, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Michael K. Krebs of Nutter, McClennen & Fish, LLP at (617) 439-2288 or by email at mkrebs@nutter.com with any questions you may have concerning this request. Please notify Mr. Krebs when this request for acceleration has been granted.

Sincerely,

EASTERN BANKSHARES, INC.

By:	/s/ Kathleen C. Henry
Name:	Kathleen C. Henry
Its:	Executive Vice President, General Counsel and Corporate Secretary